Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

BlueFire Renewables, Inc.

We hereby consent to the use, in this Registration Statement of BlueFire Renewables, Inc. on Form S-1, of our report dated April 16, 2012, related to the consolidated financial statements of BlueFire Renewables, Inc. and subsidiaries as of December 31, 2011 and 2010 and for the years then ended, and for the period from March 28, 2006 (“Inception”) to December 31, 2011. Our report dated April 16, 2012, contains an explanatory paragraph that states that the Company has negative working capital and significant operating costs expected to be incurred in the next 12 months that raise substantial doubt about its ability to continue as a going concern.

We also consent to the references to us in the Experts section of the Registration Statement.

/s/ dbbmckennon

Newport Beach, California

May 4, 2012